UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 28, 2022
Commission File Numbers:
Barclays PLC 001-09246
Barclays Bank PLC 001-10257
Barclays PLC and Barclays Bank PLC
(Name of Registrants)
1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)
Interim Results Announcement
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the three months ended, 31 March 2022.

Exhibit 99.2
A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 March 2022, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: Date: April 28, 2022	By:	/s/ Garth Wright

Name: Garth Wright

Title: Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: Date: April 28, 2022	By:	/s/ Garth Wright

Name: Garth Wright

Title: Assistant Secretary

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